Exhibit 4.4
DESCRIPTION OF CAPITAL STOCK

Set forth below is a summary of the terms of Class A Common Stock, Class B Common Stock, preferred stock and Warrants of Finance of America Companies Inc. (“we,” “our,” or the “Company”). This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of our Amended and Restated Certificate of Incorporation (as amended, the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), which are attached as exhibits to the Annual Report on Form 10-K to which this exhibit relates. We encourage you to read that law and those documents carefully.

Authorized and Outstanding Stock

Our Charter authorizes the issuance of up to a total of 6,601,000,000 shares, divided as follows: (i) 6,000,000,000 shares of Class A Common Stock, par value $0.0001 per share, (ii) 1,000,000 shares of Class B Common Stock, par value $0.0001 per share, and (iii) 600,000,000 undesignated shares of preferred stock, par value $0.0001 per share. Our Board of Directors (the “Board”) may establish the rights and preferences of the preferred stock from time to time.

Class A Common Stock

Except as otherwise required by applicable law or as provided in the Charter, the holders of Class A Common Stock are entitled to one vote per share on matters to be voted on by stockholders generally or by holders of Class A Common Stock as a separate class.

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of the Company, holders of Class A Common Stock are entitled to receive such dividends and distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor.

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, after payment in full of all amounts required to be paid to creditors and subject to the rights of holders of preferred stock having liquidation preferences, if any, the holders of Class A Common Stock are entitled to receive pro rata the Company’s remaining assets available for distribution.

Out Class A Common Stock is listed on the New York Stock Exchange under the symbol “FOA.”

Class B Common Stock

The shares of Class B Common Stock have no economic rights but entitle each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes equal to the product of the total number of limited liability company interests (“FOA Units”) in Finance of America Equity Capital LLC held by such person multiplied by the number of shares of Class A Common Stock for which a FOA Unit is entitled to be exchanged at such time (the “Exchange Rate”), on all matters to be voted on by stockholders generally or by holders of Class B Common Stock as a separate class. The Exchange Rate is 1 for 1, and is subject to adjustment. The voting power afforded to holders of FOA Units by their shares of Class B Common Stock automatically and correspondingly is reduced or increased as the number of FOA Units held by such holder of Class B Common Stock decreases or increases. For example, if a holder of Class B Common Stock holds 1,000 FOA Units as of the record date for determining stockholders of the Company that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B Common Stock to 1,000 votes on such matter. If, however, such holder were to hold 500 FOA Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B Common Stock to 500 votes on such matter.

Holders of Class B Common Stock vote together as a single class with holders of Class A Common Stock on all matters submitted to a vote of the stockholders generally. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of common stock have no voting power with respect to, and are not be entitled to vote on, any amendment to the Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company’s organizational documents or pursuant to the DGCL.

Holders of Class B Common Stock are not entitled to receive any dividends or distributions on account of such shares.

Holders of Class B Common Stock are not entitled to receive any of our assets on account of such shares in the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up. Shares of Class B Common Stock are not convertible into or exchangeable for shares of Class A Common Stock or any other security.

Preferred Stock

Our Charter authorizes the Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of the Charter, the authorized shares of preferred stock are available for issuance without further action by holders of Class A Common Stock or Class B Common Stock. The Board is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

The Board could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of Class A Common Stock might believe to be in their best interests or in which the holders of Class A Common Stock might receive a premium over the market price of the shares of Class A Common Stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A Common Stock by restricting dividends on the Class A Common Stock, diluting the voting power of the Class A Common Stock or subordinating the rights of the Class A Common Stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Class A Common Stock.

Preemptive or Other Rights

Our stockholders do not have preemptive or other subscription rights. There are no sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock. The Charter does not authorize cumulative voting.

Election of Directors

All elections of directors are elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Annual Meeting

The Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Board. To the extent permitted under applicable law, the Company may conduct meetings solely by means of remote communications, including by webcast.

Warrants

The Company also has warrants that were issued under a Warrant Agreement (“Warrants”) between Continental Stock Transfer & Trust Company, as warrant agent and the Company, as the successor to Replay Acquisition Corp. (“Replay”) in connection with the Company’s business combination with Replay, which was consummated on April 1, 2021.

Ten Warrants entitle the registered holder to purchase one share of Class A Common Stock at a price of $115.00 per share (giving effect to the 10-for-1 reverse stock split), subject to adjustment provided in the Warrant Agreement. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Class A Common Stock. This means Warrants may only be exercised in sets of ten at a given time by a warrant holder. The Warrants will expire in April 2026, or earlier upon redemption or liquidation.

No Warrant will be exercisable for cash or on a cashless basis except as provided in the Warrant Agreement.